UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

66 Seymour Street, Second Floor

London, W1H 5BT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Third Quarter 2017 Results of International Game Technology PLC

On November 14, 2017, International Game Technology PLC (the “Company”) reported results for the third quarter and nine months ended September 30, 2017.

On November 14, 2017, the Company announced that its Board of Directors declared an interim cash dividend of $0.20 per ordinary share. The dividend is payable on December 12, 2017 to holders of record as of the close of business on November 28, 2017.

A copy of the news release relating to the above matters is set forth in Exhibit 99.1, which is being furnished herewith. In addition, a slide presentation relating to the results is set forth in Exhibit 99.2, which is being furnished herewith.

Other Matters

On November 14, 2017, the Company announced the appointment of Alberto Dessy to its Nominating and Corporate Governance Committee, effective as of November 10, 2017. Prof. Dessy also serves on the Company’s Board of Directors and Compensation Committee.

On July 27, 2017, the Company received a comment letter from the Division of Corporate Finance of the United States Securities and Exchange Commission (the “SEC”) relating to the Company’s Form 20-F for the fiscal year ended December 31, 2016 (the “2016 Form 20-F”) and the Company’s Form 6-K filed May 25, 2017. The Company believes that there is one unresolved comment concerning the Consolidated Statements of Cash Flows classification of the upfront payment made to the Italian governmental authority in connection with the Italian Lotto Concession, as disclosed in the 2016 Form 20-F. The Company and the SEC continue to discuss the classification of such payment. We cannot predict when our discussions with the SEC will be resolved or the impact, if any, on our Statements of Cash Flows; however, based on discussions to date the Company does not currently anticipate any impact on its previously provided GAAP and non-GAAP measures of Net Income, Adjusted EBITDA, net change in cash and cash equivalents, Free Cash Flow, and Net Debt.

The following exhibits are furnished herewith:

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Reports Third Quarter 2017 Results,” dated November 14, 2017

99.2	Presentation “2017 Third Quarter Results ended September 30, 2017,” dated November 14, 2017

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Reports Third Quarter 2017 Results,” dated November 14, 2017

99.2	Presentation “2017 Third Quarter Results ended September 30, 2017,” dated November 14, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2017	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary